SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                 FORM 15

          Certification and Notice of Termination of Registration
        under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
             and 15(d) of the Securities Exchange Act of 1934.

                                   Commission File Number 1-8637

                      Time Warner Companies, Inc.
                   (formerly named Time Warner Inc.)
         ------------------------------------------------------
         (Exact name of registrant as specified in its charter)

                          75 Rockefeller Plaza
                           New York, NY 10019
                             (212) 484-8000
        --------------------------------------------------------
          (Address, including zip code, and telephone number,
        including area code, of registrant's principal offices)

                     Common Stock, $1.00 par value
                      Rights to Purchase Series A
               Participating Cumulative Preferred Stock
        --------------------------------------------------------
        (Title of each class of securities covered by this Form)

                       6.85% Debentures due 2026
                       7.45% Notes Due 1998
                       7.48% Debentures due 2008
                       7.75% Notes due 2005
                       7.95% Notes due 2000
                       7.975% Notes due 2004
                       8.05% Debentures due 2016
                       8.11% Debentures due 2006
                       8.18% Debentures due 2007
                       8.30% Discount Debentures due 2036
                       9 1/8% Debentures due 2013
                       9.15% Debentures due 2023
                       Liquid Yield Option (trademark)
                           Notes due 2012
                       Liquid Yield Option (trademark)
                           Notes due 2013
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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii)  [ ]
               Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)   [ ]
               Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
               Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6            [ ]
               Rule 12h-3(b)(1)(i)  [X]

          Approximate number of holders of record as of the
     certification or notice date:      10

          Pursuant to the requirements of the Securities Exchange Act of 1934 Time Warner Companies, Inc. (formerly named Time Warner Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     DATE: October 11, 1996

                                       By:  /s/ Thomas W.McEnerney
                                                Vice President